Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

telephone: (212) 318-3000	facsimile: (212) 318-3400

January 27, 2010

VIA EDGAR

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Republic Airways Holdings Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed March 16, 2009
File No. 000-49697

Dear Ms. Cvrkel:

On behalf of the Company, set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated December 22, 2009 to Robert H. Cooper. For the Staff’s convenience, each of the Staff’s comments is set forth below, followed by the Company’s response.

Form 10-Q for the quarter ended September 30, 2009

Note 1. Organization and Business, page 6

Mokulele Airlines, page 8

1.
We note from your response to our prior comment two that the accounting guidance you relied upon states that if the parent ceases to have a controlling financial interest in a subsidiary but still retains any investment that will be accounted for under the equity method in accordance with ASC 424-10, the parent should deconsolidate the subsidiary and reorganize a gain or loss in accordance with paragraph ASC 810-10-40-5. Please tell us if you recognized a gain or loss on this transaction and explain how that amount, if any, was calculated or determined.

Response:

No gain or loss on this transaction was recognized in the three or nine month period ended September 30, 2009.  The deconsolidation of Mokulele occurred in the fourth quarter of 2009.  The Company’s loss on deconsolidation will be calculated in accordance with ASC 810-10-40-5 as follows:  Fair value of the consideration received + Fair value of any retained noncontrolling investment in the former subsidiary as of the date the subsidiary is deconsolidated + Carrying amount of any noncontrolling interest in the former subsidiary, including AOCI attributable to the noncontrolling interest, as of the date the subsidiary is deconsolidated - Carrying amount of the former subsidiary’s assets and liabilities.

January 27, 2010

As of the date of this response the Company cannot determine the precise amount of the loss from the deconsolidation of Mokulele, but the Company does not believe such loss will be material.  The Company will disclose the impact of the Mokulele deconsolidation and the prospective accounting for its equity investment in Mo-Go, LLC in its Annual Report on Form 10-K for the year ended December 31, 2009.

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3388 or Dayna Volpe at (212) 318-3424.

Very truly yours,

/s/ Gregg J. Berman
Gregg J. Berman

Enclosures

cc:           Robert H. Cooper